

September 20, 2011

Via Mail

William W. Reid
Chief Executive Officer
Gold Resource Corporation
2886 Carriage Manor Point
Colorado Springs, Colorado 80906

> **Re: Gold Resource Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 001-34857**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Form 10-K for the Fiscal Year ended December 31, 2010

Risk Factors, page 4

1.   We note you have placed your mine into production without establishing mineral reserves by completing a technical report and feasibility study. Please add risk factor disclosure to clarify that you have not based your production decision on a feasibility study of mineral reserves, and are therefore unable to demonstrate ongoing economic and technical viability. Please emphasize the uncertainty inherent in your operations.

Properties, page 10

2.   Please disclose the following information for each of your properties:

*   The nature of your ownership or interest in the property.

*   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

*   An indication of the type of claim or concession, such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, leases or concessions.

*   Identifying information, such as the property names, claim numbers, grant numbers, mining concession names or numbers, and dates of recording and expiration; details should be sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

*   The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, including annual maintenance fees; also identify the party responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, to comply with paragraph (b) (2) of Industry Guide 7.

3.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

*   The location and means of access to your property, including the modes of transportation utilized to and from the property.

*   Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

*   A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

*   A description of any work completed on the property and its present condition.

*   The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

*   A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

   You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

4.   Please disclose your annual production to comply with Instruction 3 to Item 102 of Regulation S-K. This should include the tonnage and grade associated with minerals obtained through your underground and surface mining activities, leach dump, and stockpile placements. In addition, please disclose the tonnage and grade of minerals processed by your two processing operations along with the salable gold and silver.

5.   Please disclose safety statistics for your various operations reflecting your fatality and/or injury frequency rates for the last three years.

6.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mine Engineer at (202) 551-3718 if you have questions regarding the engineering comments and related matters. Please contact me, Karl Hiller at (202) 551-3386 with any other questions.

Sincerely,

Karl Hiller
Branch Chief